UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 5)

                           TOMMY HILFIGER CORPORATION
                                (NAME OF ISSUER)

                   ORDINARY SHARES, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    G8915Z10
                                 (CUSIP NUMBER)

                               GARY I. SHEFF, ESQ.
                         C/O TOMMY HILFIGER U.S.A., INC.
                                485 FIFTH AVENUE
                            NEW YORK, NEW YORK 10017
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                FEBRUARY 6, 2001
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]


                         (Continued on following pages)

                               (Page 1 of 7 Pages)

                                 SCHEDULE 13D/A

--------------------------------------      ------------------------------------
CUSIP NO. G8915Z10                                  (PAGE 2 OF 7 PAGES)
--------------------------------------      ------------------------------------

--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    SPORTSWEAR HOLDINGS LIMITED
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [X]
                                                                       (b)  [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
                    AF-OO
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(D) OR 2(E)                                    [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
                    BRITISH VIRGIN ISLANDS
--------------------------------------------------------------------------------
  NUMBER OF         7   SOLE VOTING POWER
   SHARES               -0-
                   -------------------------------------------------------------
 BENEFICIALLY       8   SHARED VOTING POWER
  OWNED BY              5,284,374
                   -------------------------------------------------------------
    EACH            9   SOLE DISPOSITIVE POWER
  REPORTING             -0-
                   -------------------------------------------------------------
 PERSON WITH        10  SHARED DISPOSITIVE POWER
                        5,284,374
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    5,284,374
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                  [ ]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    5.9%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
                    CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D/A

--------------------------------------      ------------------------------------
CUSIP NO. G8915Z10                                  (PAGE 3 OF 7 PAGES)
--------------------------------------      ------------------------------------

--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    WESTLEIGH LIMITED
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [X]
                                                                       (b)  [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
                    AF-OO
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(D) OR 2(E)                                    [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
                    BRITISH VIRGIN ISLANDS
--------------------------------------------------------------------------------
  NUMBER OF         7   SOLE VOTING POWER
   SHARES               -0-
                   -------------------------------------------------------------
 BENEFICIALLY       8   SHARED VOTING POWER
  OWNED BY              5,284,374
                   -------------------------------------------------------------
    EACH            9   SOLE DISPOSITIVE POWER
  REPORTING             -0-
                   -------------------------------------------------------------
 PERSON WITH        10  SHARED DISPOSITIVE POWER
                        5,284,374
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    5,284,374
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                  [ ]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    5.9%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
                    CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D/A

--------------------------------------      ------------------------------------
CUSIP NO. G8915Z10                                  (PAGE 4 OF 7 PAGES)
--------------------------------------      ------------------------------------

--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    FLAIR INVESTMENT HOLDINGS LIMITED
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [X]
                                                                       (b)  [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
                    AF-OO
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(D) OR 2(E)                                    [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
                    BRITISH VIRGIN ISLANDS
--------------------------------------------------------------------------------
  NUMBER OF         7   SOLE VOTING POWER
   SHARES               -0-
                   -------------------------------------------------------------
 BENEFICIALLY       8   SHARED VOTING POWER
  OWNED BY              5,284,374
                   -------------------------------------------------------------
    EACH            9   SOLE DISPOSITIVE POWER
  REPORTING             -0-
                   -------------------------------------------------------------
 PERSON WITH        10  SHARED DISPOSITIVE POWER
                        5,284,374
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    5,284,374
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                  [ ]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    5.9%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
                    CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

            This Statement (Amendment No. 5) is being filed by Sportswear Holdings Limited, a British Virgin Islands corporation ("Sportswear"), Westleigh Limited, a British Virgin Islands corporation ("Westleigh") and Flair Investment Holdings Limited, a British Virgin Islands corporation ("Flair" and, collectively with Sportswear and Westleigh, the "Filing Persons") to amend the Statement on Schedule 13D filed with the Securities and Exchange Commission on May 18, 1998 by the Filing Persons, Pepe Jeans London Corporation, a British Virgin Islands corporation, Blackwatch Investments Limited, a British Virgin Islands corporation, Anasta Holdings Limited, a British Virgin Islands corporation, Thomas J. Hilfiger, Joel J. Horowitz and AIHL Investment Group Limited, a British Virgin Islands corporation, as amended by Amendment Nos. 1, 2, 3 and 4 thereto filed with the Securities and Exchange Commission on August 7, 1998, September 11, 1998, August 4, 2000 and February 5, 2001, respectively. AIHL Investment Holdings Limited, a British Virgin Islands corporation, was a signatory to Amendment Nos. 2 and 3 to such Statement on Schedule 13D.

ITEM 4.     PURPOSE OF THE TRANSACTION.

Item 4 is hereby amended and restated as follows:

            PJLC acquired the Transaction Shares on May 8, 1998 for investment purposes in connection with the transactions effected pursuant to the Stock Purchase Agreement.

            Other than as described above or in Item 5 below, none of the Filing Persons has any plan or proposal which relates to or would result in any of the transactions described in clauses (a) through (j) of Item 4 of Form 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated as follows:

            As of February 6, 2001, Sportswear directly beneficially owns 5,284,374 Ordinary Shares, representing 5.9% of the outstanding Ordinary Shares.

            As of February 6, 2001, each of Westleigh and Flair may be deemed to beneficially own 5,284,374 Ordinary Shares, representing 5.9% of the outstanding Ordinary Shares, through their respective direct or indirect ownership of the capital stock of Sportswear.

            Sportswear, Westleigh and Flair may be deemed to have shared voting power and shared dispositive power over the Ordinary Shares directly beneficially owned by Sportswear.

            On February 6, 2001, Sportswear sold 7,000,000 of the Transaction Shares to a broker pursuant to Rule 144 under the Securities Act of 1933, as amended, for $14.25 per Transaction Share.

            Except as set forth above, none of the Filing Persons or, to the knowledge of the Filing Persons, any of the persons listed in Annex A, attached to Amendment No. 4 to this Schedule 13D, has effected any transactions in the Ordinary Shares during the sixty days preceding the date of this report.

            Annex A sets forth additional information, to the knowledge of the Filing Persons, as to the beneficial ownership of Ordinary Shares (other than the Transaction Shares) by the persons listed in Annex A.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

(1) Stock Purchase Agreement, dated as of January 31, 1998, by and among the Company, TH USA, Tommy Hilfiger (Eastern Hemisphere) Limited and PJLC (incorporated by reference to Annex A to the Proxy Statement of the Company dated March 30, 1998, filed with the Securities and Exchange Commission on March 30, 1998).

(2) Lock-Up Agreement, dated as of January 31, 1998, by and among the Company, PJLC, Blackwatch, AIHL, Anasta, Sportswear, Westleigh, Flair (as assignee of Gadwal), Hilfiger and Horowitz (incorporated by reference to Exhibit
      10.1 to the Company's Current Report on Form 8-K dated April 1, 1998, filed with the Securities and Exchange Commission on April 1, 1998).

(3) Registration Rights Agreement, dated as of May 8, 1998, by and among the Company and the Original Filing Persons (previously filed).

(4) Joint Filing Agreement, dated as of February 5, 2001, by and among the Filing Persons (previously filed).

                                    SIGNATURE

            After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 6, 2001

SPORTSWEAR HOLDINGS LIMITED
WESTLEIGH LIMITED
FLAIR INVESTMENT HOLDINGS LIMITED

By:  SPORTSWEAR HOLDINGS LIMITED*

By:    /s/ Silas K.F. Chou
       --------------------------
Name:  Silas K.F. Chou
Title: President


* For each of the Filing Persons
  pursuant to the Joint Filing
  Agreement dated February 5, 2001